# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 09/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001313978

## Reporting persons
- Permit Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 361,790; sole dispositive power 0; shared dispositive power 361,790; aggregate amount beneficially owned 361,790 (4.6% of the class)
  Comment: The percentage calculation from line 11 is based on 7,885,884 outstanding shares of Series A Common Stock as of July 31, 2025 (per the Issuer's August 7, 2025 10-Q).
- Permit Capital Enterprise Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 361,790; shared voting power 0; sole dispositive power 361,790; shared dispositive power 0; aggregate amount beneficially owned 361,790 (4.6% of the class)
  Comment: The percentage calculation from line 11 is based on 7,885,884 outstanding shares of Series A Common Stock as of July 31, 2025 (per the Issuer's August 7, 2025 10-Q).
- Permit Capital GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 361,790; sole dispositive power 0; shared dispositive power 361,790; aggregate amount beneficially owned 361,790 (4.6% of the class)
  Comment: The percentage calculation from line 11 is based on 7,885,884 shares of Series A Common Stock as of July 31, 2025 (per the Issuer's August 7, 2025 10-Q).
- John C. Broderick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 90,801; shared voting power 361,790; sole dispositive power 90,801; shared dispositive power 361,790; aggregate amount beneficially owned 452,591 (5.7% of the class)
  Comment: The percentage calculation from line 11 is based on 7,885,884 shares of Series A Common Stock as of July 31, 2025 (per the Issuer's August 7, 2025 10-Q).

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing:
Permit Capital, LLC
Permit Capital Enterprise Fund, LP
Permit Capital GP, LP
John C. Broderick
Address of principal business office or, if none, residence:
Permit Capital, LLC
One Tower Bridge, 100 Front Street, Ste. 900
West Conshohocken, PA 19428

Permit Capital Enterprise Fund, LP
100 Front Street, Ste. 900
West Conshohocken, PA 19428

Permit Capital GP, LP
100 Front Street,
West Conshohocken, PA 19428

John C. Broderick
100 Front Street, Ste. 900
West Conshohocken, PA 19428
Citizenship:
Permit Capital, LLC is a Delaware limited liability company.
Permit Capital Enterprise Fund, LP is a Delaware limited partnership.
Permit Capital GP, LP is a Delaware limited partnership.
John C. Broderick is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Permit Capital, LLC: 361, 790 (See Note 1)
Permit Capital Enterprise Fund, LP: 361,790 (See Note 2)
Permit Capital GP, LP: 361,790 (See Note 2)
John C. Broderick: 452,591 (See Note 3)

(collectively, the "QVCGA Shares").
Percent of class:
Permit Capital, LLC: 4.6%
Permit Capital Enterprise Fund, LP: 4.6%
Permit Capital GP, LP: 4.6%
John C. Broderick: 5.7%
Sole power to vote or to direct the vote:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 361,790
Permit Capital GP, LP: 0
John C. Broderick: 90,801
Shared power to vote or to direct the vote:
Permit Capital, LLC: 361,790
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 361,790
John C. Broderick: 361,790
Sole power to dispose or to direct the disposition:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 361,790
Permit Capital GP, LP: 0
John C. Broderick: 90,801
Shared power to dispose or to direct the disposition:
Permit Capital, LLC: 361,790
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 361,790
John C. Broderick: 361,790

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: While PCLLC may be deemed the beneficial owner of the QVCGA Shares, PCLLC is the beneficial owner of such stock on behalf of the Funds which have the right to receive and the power to direct the receipt of dividends from, or the proeceeds of the sale of, such QVCGA Shares. To the knowledge of PCLLC, the only Funds or individuals which have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer that are the subject of this Schedule 13G are Enterprise Fund, PCGP, and Broderick.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Permit Capital, LLC: /s/ John C. Broderick, John C. Broderick, Partner (09/10/2025)
- Permit Capital Enterprise Fund, LP: /s/ John C. Broderick, John C. Broderick, Partner (09/10/2025)
- Permit Capital GP, LP: /s/ John C. Broderick, John C. Broderick, Partner (09/10/2025)
- John C. Broderick: /s/ John C. Broderick, John C. Broderick (09/10/2025)
Comment: **Note 1** Permit Capital, LLC ("PCLLC"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice and serves as investment manager to certain of its clients (the "Funds"). In its role as investment advisor or manager, PCLLC possesses investment and/or voting power over the EF Shares (as defined below) and may be deemed to be the beneficial owner of QVCGA Shares held by the Funds. However, all securities reported in this schedule are owned by the Funds. PCLLC disclaims all beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

**Note 2** Permit Capital Enterprise Fund, LP ("Enterprise Fund") holds 361,790 of the QVCGA Shares directly and thus holds the sole power to vote and dispose or direct the voting and disposal of those shares (the "EF Shares"). Permit Capital GP, LP ("PCGP") is Enterprise Fund's general partner and thus shares the power to vote and dispose or direct the voting and disposal of the EF Shares with PCLLC (as described in Note 1) and Broderick (as defined and described in Note 3).

**Note 3** John C. Broderick ("Broderick") is the beneficial owner of 90,801 QVCGA Shares in his individual capacity (the "Individual Broderick Shares"), including through the power to vote and dispose or direct the voting and disposal of QVCGA shares held in his personal, retirement, and foundation accounts. As manager of PCLLC, Broderick is a beneficial owner of the EF Shares, as PCLLC possesses investment and/or voting power over the EF Shares. Between the Individual Broderick Shares and the EF Shares, Broderick is the beneficial owner of 452,591 QVCGA Shares.